Exhibit 77(c)

Matters submitted to a Vote of Security Holders

On August 21, 2008, a Special Meeting of Shareholders for ING Emerging Countries Fund was held at which the shareholders were asked to approve a new sub-advisory agreement for ING Emerging Countries Fund (the "Fund") between ING Investments, LLC, the Fund's investment adviser, and ING Investment Management Advisors B.V. ("IIMA"), under which IIMA would become the sub-adviser to the Fund.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Emerging Countries Fund	1	3,699,461.237	135,945.150	194,436.337	4,029,842.724